                                                                   Exhibit 12(b)



                          J. C. Penney Company, Inc.
                      (the Company and all subsidiaries)

          Computation of Ratios of Available Income to Fixed Charges

                                              52 weeks       53 weeks
                                                ended          ended
                                              --------       --------
                                              Oct. 29,       Oct. 30,
                                                1994          1993
                                              --------       --------
($ Millions)
Income from continuing operations
  (before income taxes and
  before capitalized interest)                $ 1,724        $ 1,454
                                              --------       --------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                           97             96
     On short term debt                            73             41
     On long term debt                            227            258
     On capital leases                              8             10
     Other, net                                    (1)            11
                                              --------       --------
          Total fixed charges                     404            416
                                              --------       --------

          Total available income              $ 2,128        $ 1,870
                                              ========       ========

Ratio of available income to fixed charges        5.3            4.5
                                              ========       ========


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.